UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921-1538

PEAPACK-GLADSTONE BANK

EMPLOYEES’ SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2018 and 2017

FINANCIAL STATEMENTS

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

Bedminster, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Peapack-Gladstone Bank Employees’ Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Peapack-Gladstone Bank Employees’ Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

Crowe LLP

We have served as the Plan's auditor since 2007.

New York, New York

June 27, 2019

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and December 31, 2017

	2018	2017
ASSETS
Investments at fair value (Note 4)	$34,502,447	$34,386,000
Investment at contract value (Note 5)	6,148,544	6,582,572
Receivables:
Employer contribution receivable	921,507	1,058,630
Notes receivable from participants	550,474	490,871
Total receivables	1,471,981	1,549,501

Total assets	42,122,972	42,518,073

NET ASSETS AVAILABLE FOR BENEFITS	$42,122,972	$42,518,073

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018

Additions to net assets attributed to:
Contributions:
Participant contributions	$3,543,458
Employer contributions-Cash	1,196,942
Employer contributions-Noncash (Securities)	822,336
Employee rollovers (Note 1)	1,927,174
Total contributions	7,489,910

Dividend income	501,862
Interest income	1,207,414
Total income	1,709,276

Total additions	9,199,186

Deductions from net assets attributable to:
Net depreciation in fair value of investments	5,620,017
Miscellaneous fees	3,860
Benefits paid to participants	3,970,410
Total deductions	9,594,287

Net decrease in net assets available for benefits	(395,101)

Net assets available for benefits
Beginning of year	42,518,073

End of year	$42,122,972

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a participant-directed, tax-qualified defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who have met the eligibility requirements, as defined below. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an automatic deferral feature. Accordingly, the Employer will automatically withhold a portion of the participant’s base compensation from his or her pay each payroll period and contribute that amount to the Plan as a pre-tax 401(k) deferral unless the participant makes a contrary election.

Contributions: Participants are eligible to participate for purposes of elective deferrals when they have attained the age of 21, and have completed one quarter of a year of service. A ‘year of service’ is defined as 1,000 hours in a 12-consecutive month period beginning with the participant’s hire date. Each year, participants may contribute up to 92% of base compensation, as defined in the Plan, up to the Internal Revenue Service (“IRS”) limit of $18,500 for 2018.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans in the form of rollovers.  If a participant is at least age 50 or will attain age 50 before the end of a calendar year, then the participant may elect to defer additional amounts in whole percentage amounts (called "catch-up contributions") to the plan for that year. The additional amounts may be deferred regardless of any other limitations on the amount that the participant may defer to the plan. The maximum "catch-up contribution" that a participant can make in 2018 was $6,000. After 2018, the maximum may increase for cost-of-living adjustments.  Any "catch-up contributions" that a participant makes will not be taken into account in determining any Employer matching contribution made to the Plan.

For participants who have attained the age of 21, and have completed one quarter of a year of service, they shall be eligible to participate with respect to a match contribution (the “Match Contributions”) as of the date the participant has satisfied such requirement. The Bank shall contribute for each payroll period on behalf of each participant, an amount equal to 50% of salary reduction deferrals made on behalf of the participant, up to 6% of the participant’s compensation. For 2018, the Bank contributed $1,196,942 in cash to the Plan through the Match Contribution.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who have attained the age of 21, have completed one year of service, and are employed by the Bank on the last day of the Plan year (the “Profit Sharing Contribution”).  The Bank did not make a Profit Sharing Contribution to the Plan in 2018.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Peapack-Gladstone Bank Employees’ Retirement Plan (“Pension Plan”) as of May 12, 2008 (“Determination Date”).  The Bank did not make an “Age and Service” Contribution to the Plan in 2018.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Pension Plan as of the Determination Date.  The Bank did not make an “Enhanced Contribution” to the Plan in 2018.

Each year, for all eligible participants employed on the last day of the Plan year, the Bank will make an automatic Qualified Non-Elective Contribution (“QNEC Contribution”). The QNEC Contribution is 2% of the participant’s compensation earned during the Plan year. For 2018, the Bank contributed $822,336 in Peapack-Gladstone Financial Corporation stock through the QNEC Contribution.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings, and is charged with his or her withdrawals and an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions, plus actual earnings or losses thereon. Vesting in the matching and non-matching contributions portion of their accounts, plus actual earnings or losses thereon, is based on years of continuous service, as defined in the Plan. A participant is 100% vested after three years of continuous service.

Payment of Benefits:   On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures of employer contributions arising from the termination of members who were not fully vested shall be used to offset future employer contributions.  Nonvested portions of participant accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs. The total forfeitures available for use to reduce future contributions were $7,373 for 2017 and $18,529 for 2018, respectively.  In 2018, no forfeitures were used to fund the employer contribution.

Management of Trust Funds: The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit.

Notes Receivable from Participants (“Loans”): Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses: Generally, the administrative expenses are paid by the Bank. However, investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Investment Valuation and Income Recognition:  Other than the fully benefit-responsive contract, which is reported at contract value, the Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk: At December 31, 2018 and 2017, approximately 12.3% and 14.1% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation Common Stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although the Bank has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA. If the Plan were terminated or partially terminated pursuant to ERISA, however, all members of the Plan would automatically become 100% vested in their fund balances.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Company Common Stock: The fair value of the Peapack-Gladstone Financial Corporation common stock investment is determined by obtaining quoted prices on Nasdaq, a nationally recognized stock exchange (Level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	At December 31, Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2018
Investments:
Interest-bearing cash	$2	-	-	$2
Peapack-Gladstone Financial Corporation common stock	5,004,396	-	-	5,004,396
Mutual Funds	29,498,049	-	-	29,498,049
Total	$34,502,447	-	-	$34,502,447

	Fair Value Measurements
	At December 31, Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2017
Investments:
Interest-bearing cash	$2	-	-	$2
Peapack-Gladstone Financial Corporation common stock	5,780,011	-	-	5,780,011
Mutual Funds	28,605,987	-	-	28,605,987
Total	$34,386,000	-	-	$34,386,000

There were no significant transfers between Level 1 and Level 2 during 2018.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”), an indirect wholly owned subsidiary of Prudential Financial, Inc., by investing in the PRIAC Guaranteed Income Fund. PRIAC maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of PRIAC or otherwise.

The fully benefit-responsive group annuity contract is a traditional contract, whereby the Plan owns only the contract itself.

	2018	2017
Traditional Investment Contract	$6,148,544	$6,582,572

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on an agreed‑upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The key factors that influence future interest crediting rates could include the following: current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 6 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust. The Prototype Plan received a favorable tax opinion letter dated April 29, 2014. The Plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and therefore exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds a guaranteed investment contract with PRIAC, which is also a custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 198,745 and $5,004,396, respectively, as of December 31, 2018; and, 165,049 and $5,780,011, respectively, as of December 31, 2017. The Plan recognized dividend income of $34,908 during 2018 from this related-party investment. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. As described above, the administrative expenses of the Plan are generally paid directly by the Bank.  These expenses reflect party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Plan Sponsor:	Peapack–Gladstone Financial Corporation

Employer Identification Number:	22-2491488

Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Peapack-Gladstone Financial Corporation	Common stock	#	5,004,396
	Cash-interest bearing		#	2
Mutual Funds
	American Funds	American Funds Europacific Fund	#	3,426,902
	American Century	American Century Mid Cap Value	#	200,384
	Gabelli	Gabelli Small-Cap Growth	#	735,459
	Goldman Sachs	Goldman Sachs Small-Cap Value	#	1,812,467
	Invesco	Invesco Comstock	#	2,571,187
	Invesco	Invesco Equity & Income	#	1,590,972
	JP Morgan	JP Morgan Mid-Cap Growth A	#	1,755,606
	Lord Abbett	Lord Abbett High Yield Value A	#	863,297
	Massachusetts Investors	MFS Massachusetts Investors Growth Stock R3	#	4,772,510
	Massachusetts Investors	MFS International Diversification R3	#	490,730
	Pioneer	Pioneer Strat Income A	#	104,755

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	Putnam	Putnam Income A	#	3,325,999
	Vanguard	Vanguard Intermediate Term	#	321,437
	Vanguard	Vanguard FTSE World Index Admiral	#	380,874
	Vanguard	Vanguard Small-Cap Index Admiral	#	604,298
	Vanguard	Vanguard 500 Index Admiral	#	5,655,002
	Vanguard	Vanguard Mid-Cap Index Fund	#	886,170
				29,498,049
Investment Contract
*	Prudential Insurance Co. of America	Guaranteed Income Fund Agreement No: GA-39867	#	6,148,544

Notes Receivable from Participants
*	Participant Loans	Interest rates 4.25% to 6.25% Maturing at various dates through 2026	-	550,474
	Total			$41,201,465

*A party-in-interest, as defined by ERISA.

#Investments are participant directed and therefore cost information is not presented.

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

Date: June 27, 2019	By:	/s/ Cecelia T. Lardieri
Name: Cecelia T. Lardieri
Title: Plan Administrator